July 16, 2021
ATTORNEYS AT LAW
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MILWAUKEE, WISCONSIN  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System
Ms. Allison White U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 811-04044 and 002-93131) Parnassus Income Funds (File Nos. 811-06673 and 033-36065) Preliminary Proxy Statement Filed on July 9, 2021

Dear Ms. White:
On behalf of our clients, Parnassus Funds and Parnassus Income Funds, and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1. Please confirm supplementally that meetings of the Funds’ shareholders by means of remote communication (“Virtual Shareholder Meetings”) are permitted under the Funds governing documents and applicable state law and provide a citation to the specific documents.
Response:  Section 1, of Article I of the Funds’ Amended and Restated By-Laws permits Virtual Shareholder Meetings:
“All meetings of the Shareholders (which term as used herein shall, together with all other terms defined in the Declaration of Trust, have the same meaning as in the Declaration of Trust) shall be held at the principal executive office of the Trust or at such other place as may from time to time be designated by the Board of Trustees and stated in the notice of meeting.  The Board of Trustees may determine that a meeting shall be held solely by means of virtual, electronic or remote communication or both at a physical location and by means of virtual, electronic or remote communication.  Shareholders and proxy holders entitled to be present and to vote at the meeting who participate by means of remote communication shall be considered present in person for all purposes under these By-Laws.  For any meeting held in whole or in part by remote means, the Trust shall implement reasonable procedures to (a) verify that each person deemed present and entitled to vote a meeting by remote communications is a shareholder, or (b) provide each shareholder participating by remote means with a reasonable opportunity to participate in the meeting.  In the absence of any such designation, shareholders’ meetings shall be held at the principal executive office of the Trust.”
BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

July 16, 2021

Massachusetts business trusts are not required to hold annual or special meetings of shareholders under Massachusetts law.  Annual or special meetings are provided for in the governing documents of such trusts.
2. Please advise supplementally whether the Funds contemplated any intentional changes to the virtual meeting experience when compared to an in-person meeting.  For example, will shareholders be able to ask questions and/or make statements to the same extent in Virtual Shareholder Meetings as in an in-person?  If not, please explain why.
Response:  The virtual meeting experience will be substantially similar to an in-person meeting experience.  Shareholders will be able to ask questions, vote and make statements to the same extent as in an in-person meeting.
3. Please consider providing a technical assistance phone number for shareholders to use if they experience “day of” problems logging on, hearing, or being heard at the virtual meeting.
Response:  The phone number provided in the proxy statement provides access to technical assistance, and the Funds have revised the disclosure to state this fact.
4. Please advise supplementally why you are using a split meeting approach for the Parnassus Mid Cap Fund and the Parnassus Endeavor Fund.
Response:  The Parnassus Mid Cap Fund and the Parnassus Endeavor Fund have a significant number of shares held by financial intermediaries who routinely do not solicit input from underlying shareholders on how to vote the shares held on behalf of those shareholders.  Instead, the financial intermediaries simply return the proxy and only vote on matters where they have discretion to vote without soliciting input from the underlying shareholders.  It is the proxy solicitor’s experience that when the only matter to be considered at a meeting is one for which the financial intermediary does not have discretion, the financial intermediary is more likely to solicit input from underlying shareholders on how to vote the shares held on behalf of those shareholders.  So, the Funds are implementing a split meeting approach for the Parnassus Mid Cap Fund and the Parnassus Endeavor Fund to minimize the adverse effect of financial intermediaries simply returning proxy cards without soliciting input from the underlying shareholders of the Funds, reduce the overall cost and time frame for solicitation, and to encourage and facilitate voting on behalf of the actual shareholders of the Funds.
5. Please reference the Amended and Restated Agreement for Fund Accounting and Fund Administration Services, and the Administrative Agency Agreement without using the term “that certain,” and reference the date of each agreement.
Response:  The Funds have revised the disclosure as requested.
6. Please confirm supplementally that Parnassus Investments, the investment adviser to the Funds, does not act as an investment adviser for any other funds that have a similar investment objective to the Funds.
Response:  Parnassus Investments does not subadvise or advise any other funds that have an investment objective similar to that of the Funds.

July 16, 2021

7. In column five of the Trustee table, please delete the reference to “for Past Five Years,” to conform with Item 22(b)(1) of Schedule 14A.
Response:  The Funds have revised the disclosure as requested.
8. The pre-approval policies and procedures of the Audit Committee are discussed twice.  Please delete the duplicative disclosure.
Response:  The Funds have revised the disclosure as requested.
9. Please clarify the percentage of audit related fees, tax fees and all other fees that were preapproved by the Audit Committee pursuant to 17 CFR 210.2-01(c)(7)(i)(C), as required by Item 9(e)(5)(ii) of Schedule 14A.
Response:  The Funds have revised the disclosure as requested.
10. Please provide the aggregate non-audit fees for each trust, for the two most recent fiscal years.  See Item 9(e)(7) of Schedule 14A.
Response:  The Funds have revised the disclosure as requested.
11.  Please add disclosure as to whether the Audit Committee considered whether the auditor’s provision of non-audit services was compatible with the auditor’s independence in accordance with Item 9(e)(8) of Schedule 14A.
Response:  The Funds have revised the disclosure as requested.
* * *
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
cc:	John V. Skidmore II Parnassus Funds Parnassus Income Funds